Exhibit 99.1

MKDWELL TECH INC.

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31, 2025	June 30, 2026
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$24,084	$38,252
Restricted Time deposit, net	10,493,772	-
Restricted cash	24,804	-
Notes receivables	1,443	-
Accounts receivable, net	819,458	687,729
Amounts due from related parties, net	947,487	947,605
Inventories, net	250,885	267,019
Prepaid expenses and other current assets, net	87,343	3,454,138
Total current assets	12,649,276	5,394,743

Non-current assets:
Intangible assets, net	487,693	471,410
Property, plant and equipment, net	4,507,236	4,226,710
Real estate properties for lease, net	435,876	637,333
Operating lease right-of-use assets, net	279,627	251,079
Other non-current assets	38,594	38,287
Total non-current assets	5,749,026	5,624,819
TOTAL ASSETS	18,398,302	11,019,562

Liabilities
Current liabilities:
Short-term bank borrowings	2,692,654	2,775,199
Accrued expenses and other current liabilities	3,986,268	3,839,909
Accounts payable	812,300	767,468
Amounts due to related parties	2,067,178	3,835,083
Long-term bank borrowings-current portion	56,381	87,163
Convertible Note	604,664	-
Operating lease liabilities- current	50,084	50,672
Deferred revenue- current	7,603	7,837
Total current liabilities	10,277,132	11,363,331

Non-current liabilities:
Long-term bank borrowings	2,938,338	2,984,832
Other non-current liabilities	11,654	19,381
Deferred revenue, non-current	53,230	50,943
Operating lease liabilities- non current	229,543	200,408
Total non-current liabilities	3,232,765	3,255,564
TOTAL LIABILITIES	13,509,897	14,618,895

Commitments and Contingencies

Equity (deficit)

Ordinary shares (no par value; unlimited shares authorized as of December 31, 2025 and June 30, 2026, respectively; 4,701,369 and 5,411,109 ordinary shares issued as of December 31, 2025 and June 30, 2026, respectively; 4,641,369 and 4,198,442 ordinary shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	14,104	16,233
Class A Preferred shares (no par value; 274,367 shares issued and outstanding as of December 31, 2025 and June 30, 2026)*	823	823
Additional paid-in capital	21,915,865	27,137,422
Accumulated deficit	(16,303,616)	(22,575,046)
Accumulated other comprehensive income	153,890	(65,411)
Treasury Stock (no par value; nil and 1,212,667 ordinary shares as of December 31, 2025 and June 30, 2026, at cost)	-	(7,019,920)
MKDWELL Tech Inc. shareholders’ equity (deficit)	5,781,066	(2,505,899)
Non-controlling interests	(892,661)	(1,093,434)
Total equity (deficit)	4,888,405	(3,599,333)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$18,398,302	$11,019,562

*	The shares and per share data are presented on a retroactive basis to reflect the Share Combination (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Revenues	$1,365,284	$1,541,909
Cost of revenues	(1,276,634)	(1,360,354)
Gross profit	88,650	181,555

Operating expenses:
Selling expenses	(127,353)	(132,331)
General and administrative expenses	(1,063,891)	(5,997,190)
Research and development expenses	(376,365)	(346,326)
Total operating expenses	(1,567,609)	(6,475,847)

Loss from operations	(1,478,959)	(6,294,292)

Other loss:
Interest expenses, net	(232,583)	(246,723)
Other income, net	12,153	25,977
Total other loss	(220,430)	(220,746)

Loss before income tax expense	(1,699,389)	(6,515,038)

Income tax expense	-	-
Net loss	$(1,699,389)	$(6,515,038)
Net loss attributable to non-controlling interest	(286,947)	(243,608)
Net loss attributable to ordinary shareholders	(1,412,442)	(6,271,430)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	651,788	42,835
Foreign currency translation adjustment attributable to parent company	(523,250)	(219,301)
Total other comprehensive (loss) income	$128,538	$(176,466)

Total comprehensive loss	$(1,570,851)	$(6,691,504)
Total comprehensive (loss)/gain attributable to non-controlling interest	364,841	(200,773)
Total comprehensive (loss) attributable to ordinary shareholders	(1,935,692)	(6,490,731)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted*	3,124,352	3,838,370
Loss per share - basic and diluted*	$(0.45)	$(1.63)

Share-Based Compensation expenses as follows (Note 9)
General and administrative expenses	-	5,223,686

*	The shares and per share data are presented on a retroactive basis to reflect the Share Combination(Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Preferred Shares		Treasury Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’ equity/	Non-controlling	Total Equity/
	Shares *	Amount	Shares*	Amount	Shares*	Amount	capital	income	Deficits	(deficit)	interests	(deficit)
Balance as of December 31, 2024	619,611	1,859	-	-	-	-	8,962,753	557,094	(13,731,023)	(4,209,317)	(964,633)	(5,173,950)
Issuance of ordinary shares for private placement	3,333,333	10,000	-	-	-	-	9,990,000	-	-	10,000,000	-	10,000,000
Ordinary Shares Issued from Debt-to-Equity Conversion	553,333	1,660	-	-	-	-	1,658,340	-	-	1,660,000	-	1,660,000
Preferred Shares Issued from Debt-to-Equity Conversion	-	-	274,367	823	-	-	822,277	-	-	823,100	-	823,100
Net loss	-	-	-	-	-	-		-	(1,412,442)	(1,412,442)	(286,947)	(1,699,389)
Foreign currency translation	-	-	-	-	-	-	(4,506)	(518,744)	-	(523,250)	651,788	128,538
Balance as of June 30, 2025	4,506,277	13,519	274,367	823	-	-	21,428,864	38,350	(15,143,465)	6,338,091	(599,792)	5,738,299
(Unaudited)*

Balance as of December 31, 2025	4,701,369	14,104	274,367	823	-	-	21,915,865	153,890	(16,303,616)	5,781,066	(892,661)	4,888,405
Share base payment	709,740	2,129	-	-	-	-	5,221,557	-	-	5,223,686	-	5,223,686
Repurchase of common stock	-	-	-	-	(1,152,667)	(7,019,740)	-	-	-	(7,019,740)	-	(7,019,740)
Repurchase of Pre-Delivery Shares of Convertible Note	-	-	-	-	(60,000)	(180)	-	-	-	(180)	-	(180)
Net loss	-	-	-	-	-	-	-	-	(6,271,430)	(6,271,430)	(243,608)	(6,515,038)
Foreign currency translation	-	-	-	-	-	-	-	(219,301)	-	(219,301)	42,835	(176,466)
Balance as of June 30, 2026	5,411,109	16,233	274,367	823	(1,212,667)	(7,019,920)	27,137,422	(65,411)	(22,575,046)	(2,505,899)	(1,093,434)	(3,599,333)
(Unaudited)*

*	The shares are presented on a retroactive basis to reflect the Share Combination(Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

MKDWELL TECH INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(1,343,391)	$(938,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Time deposit	(10,190,407)	-
Purchase of property, plant and equipment	(29,568)	(763)
Net cash used in investing activities	(10,219,975)	(763)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	3,902,331	-
Repayments of bank borrowings	(3,905,110)	-
Repayments of Long-term bank borrowings	(4,330)	(14,364)
Proceeds from borrowings from related parties	1,036,584	1,156,342
Repayment of borrowings from related parties	(2,758)	(67,796)
Repayment of borrowings from third parties	(11,660)	(8,207)
Proceeds from financing sale and leaseback	277,023	-
Repayments of financing sale and leaseback	(475,858)	(177,780)
Proceeds from issuance of ordinary shares for private placement	10,000,000	-
Net cash provided by financing activities	10,816,222	888,195

Effect of exchange rate changes	242,256	40,793
Net change in cash and cash equivalents	(504,888)	(10,636)

Cash and cash equivalents, and restricted cash, beginning of the period	593,730	48,888
Cash and cash equivalents, end of the period	$88,842	$38,252

Supplemental disclosures of cash flow information:
Interest expense paid	269,855	120,931
Supplemental disclosures of non-cash activities:
Reclassification of long-term and short-term borrowings	458,978	-
Real estate properties reclassified to property, plant and equipment	(919,171)	(163,444)
Real estate properties reclassified to intangible assets	(122,945)	(24,713)
Ordinary Shares Issued from Debt-to-Equity Conversion	1,660,000	-
Preferred Shares Issued from Debt-to-Equity Conversion	823,100	-
Proceeds from maturity of time deposits	-	10,493,772
Repurchase of common stock	-	(7,019,740)
Repurchase of Pre-Delivery Shares of Covertible Note		(180)
Loan to a third party	-	(3,309,881)
Repayment of the Convertible Note by a related party	-	651,716

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

MKDWELL Tech Inc. (“MKD”) was incorporated under the laws of the British Virgin Islands (“BVI”) on July 25, 2023. MKDWELL Limited (“MKD BVI”) was incorporated in the BVI on March 30, 2023 as a nonoperating shell company. MKD Technology Inc. (“MKD Taiwan”) was incorporated in Taiwan on September 26, 2006.

MKD, through its subsidiary MKD Taiwan and MKD Taiwan’s subsidiaries (collectively, the “Company”), primarily engages in designing and manufacturing industrial embedded system and automotive electronics in Taiwan and mainland China.

As of June 30, 2026, the Company and its major subsidiaries were as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
MKD	July 25, 2023	British Virgin Islands		Nonoperating shell company
MKD BVI	March 30, 2023	British Virgin Islands	100.00%	Investment holding
MKD Taiwan	September 26, 2006	Taiwan, PRC	62.36%	Trading, designing and manufacturing industrial embedded system and automotive electronics
MKDWELL (Samoa) Technology Inc. (“MKD Samoa”)	March 19, 2010	Samoa	62.36%	Investment holding
MKDWELL (Shanghai) Technology Ltd. (“MKD Shanghai”)	August 1, 2011	Shanghai, PRC	62.36%	Trading industrial embedded system and automotive electronics
MKD Jiaxing	January 30, 2018	Zhejiang, PRC	77.85%	Trading, designing and manufacturing industrial embedded system and automotive electronics
Cetus Capital	June 7, 2022	Delaware	100.00%	Blank check company

F-5

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Share Combination

On January 9, 2026, the Company approved a 30-for-1 reverse stock split (the “Share Combination”) of its ordinary and Class A preferred shares, effective at 9:00 a.m. Eastern Time on January 26, 2026. On the effective date, every 30 issued and outstanding ordinary shares were automatically combined into one new no-par value ordinary share, with the issued ordinary shares retrospectively restated from 141,039,933 to approximately 4,701,369 as of December 31, 2025.

Share Repurchase

In January 2026, the Company repurchased 1,152,667 ordinary shares (after the Share Combination; 34.58 million shares before) from certain existing shareholders for an aggregate purchase price of approximately US$7.0 million (US$0.203 per share before the Share Combination). In March 2026, the Company fully repaid the Convertible Note with funds advanced by a related party on behalf of the Company and, in connection therewith, repurchased 60,000 Pre-Delivery Shares for $180 pursuant to the Securities Purchase Agreement. All repurchased shares were accounted for as treasury stock under the cost method. The repurchased shares have been repurchased and not yet cancelled and are held as treasury stock.

Share-Based Compensation

On April 22, 2026, the Company issued 709,740 ordinary shares to four consultants under the 2026 Equity Incentive Plan (see Note 9 — Share-Based Compensation).

For the aforementioned transactions, as of June 30, 2026, the Company’s total issued ordinary shares were 5,411,109, and the Company had 4,198,442 ordinary shares with no par value(the “Ordinary Shares”) outstanding, and the Company held 1,212,667 treasury shares with an aggregate cost of US$7,019,920.

For the aforementioned Share Combination, the weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per ordinary share was retrospectively restated to 3,124,352 and 3,838,370 for the six months ended June 30, 2025 and 2026, respectively.

The loss per share before and after the retrospective adjustments are as follows：

	For the six months ended June 30,
	2025		2026
	Before	After
	(Unaudited)
Net loss per share attributable to ordinary shareholders
- Basic and diluted	$(0.02)	(0.45)	(1.63)
Weighted average shares used in calculating net loss per share
- Basic and diluted (Restate)	93,730,569	3,124,352	3,838,370

F-6

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$1.70 million and US$6.52 million for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, our accumulated deficits were US$22.58 million, with a working capital deficit of US$5.97 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has historically depended on financing from bank, related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

F-7

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit loss, lower of cost or net realizable value of inventory, useful lives of long-lived assets, impairment of long-lived assets and valuation allowance on deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Functional currency and foreign currency translation

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Taiwan, China and mainland China use their respective currencies New Taiwan dollar (“NT$”) and Renminbi (“RMB”) as their functional currencies.

The financial statements of MKD BVI and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the period for income and expense items. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution.

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity (deficit). Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30, 2025		December 31, 2025		June 30, 2026
	Period-end spot rate	Average rate	Period-ended spot rate	Average rate	Period-ended spot rate	Average rate
	(Unaudited)				(Unaudited)
US$ against RMB	US$1=RMB 7.1636	US$1=RMB 7.2526	US$1=RMB 6.9931	US$1=RMB 7.1875	US$1=RMB 6.7851	US$1=RMB 6.8624
US$ against NT$	US$1=NT$ 29.1800	US$1=NT$ 31.8683	US$1=NT$ 31.3700	US$1=NT$ 31.1663	US$1=NT$ 31.8500	US$1=NT$ 31.6164

F-8

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(d) Restricted cash

As at December 31, 2025, the restricted cash balances include funds that have been frozen due to the Company’s involvement in legal litigation and the balances were released in January 2026 as a result of the Company’s settlement with the counterparty.

(e) Time deposit

Time deposits represent interest-bearing financial assets with fixed maturities and pre-determined fixed or floating interest rates, held with banks or other eligible financial institutions. Their accounting treatment under US GAAP is governed by ASC 305, ASC 320 and ASC 835, and is prescribed as follows: time deposits with an original maturity of three months or less are classified as cash and cash equivalents by virtue of their high liquidity. For time deposits with an original maturity exceeding three months, if the Company has both the positive intent and the ability to hold such deposits to maturity, they are classified as held-to-maturity debt securities. On the balance sheet, such deposits are presented as short-term assets or other current assets if their remaining maturity is 12 months or less as of the reporting date, and as non-current investments or other non-current assets if their remaining maturity exceeds 12 months.

All time deposits are measured at amortized cost. Any premium or discount arising from the difference between the deposit amount and the face value is amortized over the deposit term using the effective interest method in accordance with ASC 835-20. Interest income is accrued ratably over the deposit term, which includes the amortization of any related premium or discount, and is presented as interest income or investment income in the income statement.

The Company assesses the impairment of held-to-maturity time deposits in accordance with ASC 320-10-35 and ASC 326 (the current expected credit loss model). A credit loss allowance is recognized when the present value of the expected cash flows from the deposit (discounted at the effective interest rate) is lower than its carrying amount. No credit loss allowance is recognized if the depository institution has minimal credit risk and there is no objective evidence of credit deterioration.

Upon maturity redemption or early withdrawal of time deposits, the difference between the carrying amount of the deposit and the actual consideration received (including accrued but unpaid interest) is recognized as a gain or loss on the derecognition of financial assets in the income statement, presented within interest income or other income and expenses. Any penalties incurred on early withdrawal are either offset against interest income or recognized as a separate expense line item in the income statement.

As of December 31, 2025, the Company’s time deposits represented funds placed with commercial banks in the PRC from August 25, 2025 to February 25, 2026. The Company has pledged the relevant deposit certificates as a pledge guarantee for a third party for this period. The aforementioned pledge was fully released upon maturity on February 25, 2026.

F-9

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(f) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

● Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

● Level 3—Unobservable inputs which are supported by little or no market activity

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

F-10

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(f) Fair value measurement-continued

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, time deposit, restricted cash, accounts receivable, net, other receivables included in prepaid expenses and other current assets, short-term and long-term bank borrowings, lease liabilities, accounts payable, amounts due to/due from related parties, long-term borrowings, other payables included in accrued expenses and other current liabilities. As of December 31, 2025 and June 30, 2026, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term banks borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

The Company’s non-financial assets, such as property, plant and equipment, real estate property for lease and ROU assets would be measured at fair value only if they were determined to be impaired.

(g) Revenue recognition

The Company’s revenues are generated through (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) technical service, (iv) rental income and (v)others, among which technical service is a new revenue type added by the Company in 2026.

Technical service

The Company provides technical services to customers, mainly including technical support services in connection with its products, and enters into contracts with them specifying the scope of services, deliverables and service fees. Under each contract, the Company identifies only one performance obligation of providing the agreed technical services. The Company recognizes revenue at a point in time upon the customer’s acceptance of the agreed deliverables, with the amount of the determined service charges on the contracts. There was no variable consideration nor financing component.

F-11

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

The following table disaggregates the Company’s revenue for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
	(Unaudited)
By revenue type
Sales of manufactured electronic products	$1,195,012	$1,182,670
Commissioned processing service	164,838	204,226
Technical service	—	115,715
Rental income	2,024	37,093
Others	3,410	2,205
Total	$1,365,284	$1,541,909

Advance from customers consists of payments received related to unsatisfied performance obligations at the end of the period. The advance from customers amounted to US$281,556 and US$216,221 as of December 31, 2025 and June 30, 2026, respectively.

(h) Segment reporting

The Company adopted ASU 2023-07 in the fourth quarter of 2024, in accordance with the required adoption timeline for public entities. The adoption of this ASU did not materially impact its financial statement disclosures, as the Company’s existing segment reporting practices were already in alignment with the new requirements. The Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) identified as the Company’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

F-12

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Loan to a third party (1)	$-	$3,309,881
Deductible input VAT	72,719	73,388
Prepaid expense	11,394	32,983
Advance to suppliers	3,020	35,253
Others	210	2,633
Total	$87,343	$3,454,138

(1)	The balance as of June 30, 2026 primarily represented a loan in the principal amount of US$3,309,881 that the Company lent to Suzhou Chaoyuhua Precision Technology Co., Ltd. (the “Borrower”), a third party, pursuant to a loan agreement dated February 25, 2026. The loan matures on July 31, 2026, on which date the principal and accrued interest are repayable in a lump sum. The loan is unsecured. As of the date of this report, the loan has not been collected..

5. LEASES

The Company had entered into an operating lease agreement for factories located in Taiwan.

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Operating lease right-of-use assets, net	$279,627	$251,079

Operating lease liabilities, current	50,084	50,672
Operating lease liabilities, non-current	229,543	200,408
Total operating lease liabilities	$279,627	$251,080

F-13

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

5. LEASES-continued

The components of lease expense were as follows within the consolidated statements of comprehensive loss:

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Operating lease:
Operating lease expense	$31,458	$31,708
Short-term lease expense	737	2,893
Total operating lease expenses	$32,195	$34,601
Total lease expenses	$32,195	$34,601

For the six months ended June 30, 2025 and 2026, cash paid for operating leases were US$26,791 and US$31,708.

Supplemental balance sheet information related to leases was as follows:

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Weighted average discount rate:
Operating lease	5.38%	5.38%
Weighted average remaining lease term:
Operating lease	60 months	54 months

As of June 30, 2026, the future minimum rent payable under non-cancelable operating and financing leases were:

For the six months ended June 30,	Amount
(Unaudited)
The remainder of 2026	$31,476
2027	62,952
2028	62,952
2029 and thereafter	125,903
Total lease payments	283,282
Less: imputed interest	(32,202)
Total operating lease liabilities, net of interest	$251,080

F-14

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6. BORROWINGS

As of December 31, 2025 and June 30, 2026 the bank borrowings were for working capital and capital expenditure purposes.

	As of
	December 31，2025	June 30，2026
		(Unaudited)
Current portion:
Short-term bank borrowings
Bank of Jiaxing (1)	$2,692,654	$2,775,199
Long-term bank borrowings, current portion
Bank of Jiaxing (1)	56,381	87,163
Subtotal	$2,749,035	$2,862,362

Non-current portion:
Long-term bank borrowings
Bank of Jiaxing (1)	$2,938,338	$2,984,832
Subtotal	$2,938,338	$2,984,832
Total	$5,687,373	$5,847,194

(1)	During the year ended December 31, 2025 and the six months ended June 30, 2026, the Company continuously entered into certain bank borrowings for the purpose of obtaining financing. The bank borrowings were joint secured by Mr. Ming-Chao Huang and Mr. Ming-Chia Huang, the shareholders of the Company, and pledged by the Company’s property, plant and equipment amounting to US$3,820,949 and US$3,812,196 as of December 31, 2025 and June 30, 2026, respectively.

F-15

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6. BORROWINGS-continued

The interest expenses were US$147,605 and US$120,931 for the six months ended June 30, 2025 and 2026, respectively. The weighted average interest rates of bank borrowings outstanding were 4.34% and 4.34% per annum as of December 31, 2025 and June 30, 2026, respectively. The maturity dates of the bank borrowings were from December 2026 to December 2035.

As of June 30，2026 the Company’s long-term bank borrowings will be due according to the following schedule:

For the fiscal years ending December 31,	Amount
(Unaudited)
2026 remainder	$87,163
2027	72,636
2028	145,272
2029 and thereafter	2,766,924
Total long-term bank borrowings	$3,071,995

7. CONVERTIBLE NOTE

On July 24, 2024, the Company entered into a securities purchase agreement with an investor, pursuant to which the investor agreed to purchase from the Company a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately $4.8 million). The Company received the aggregate principal amount of RMB35,000,000 in July 2024 and the convertible note financing closed on August 12, 2024. On January 14, 2025, the parties to the securities purchase agreement executed a termination agreement and agreed to terminate the securities purchase agreement and the convertible note and release each other party from all other claims and liabilities. The note proceeds of RMB35,000,000 have been repaid to the investor in October 2024.

F-16

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. CONVERTIBLE NOTE-continued

On November 26, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,851,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$151,000, and (ii) 1,800,000(after the Share Combination: 60,000) ordinary shares (“Pre-Delivery Shares”) of the Company in aggregate with no par value, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into ordinary shares at a conversion price equal to 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion, subject to the restriction of the floor price. The Convertible Note contains a floor price of $0.178 for the possible future conversions into ordinary shares.

In addition, the Company may prepay all or a portion of the Convertible Note at any time by paying 110% of the Outstanding Balance elected for pre-payment. From the date of the issuance and sale of the Convertible Note and the Pre-Delivery Shares to the maturity date, the Company can extend the maturity date up to twice, for six months each time, and each exercise of this right will increase the Outstanding Balance by 5%. However, the Company can only exercise the right if: (i) for the first exercise, the Outstanding Balance is $850,000 or less, and for the second, it is $425,000 or less; (ii) no Trigger Event has occurred before the exercise date; (iii) the company has not received a non-qualification letter regarding any Nasdaq listing rule.

The Company has identified and evaluated the embedded features of the Convertible Note, and concluded that (i) the Company call option, the Company extension right and contingent interest features for event of default are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

F-17

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. CONVERTIBLE NOTE-continued

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of US$180 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted loss per share calculation.

On May 13, 2025, the Company and the Investor entered into an amendment to the Convertible Note (the “Amendment”). The Amendment revised the definition of the “Conversion Price” under the Note, which now means 80% multiplied by the lower of: (a) the closing trade price of the Ordinary Shares on the prior trading day, and (b) the average closing trade price of the Ordinary Shares for the prior 10 trading days.

Pursuant to ASC 470-50 and ASC 815, the Amendment only modifies the conversion price and does not create a substantial difference between the original and modified debt instruments, and thus extinguishment accounting and debt restructuring treatment are not applicable. No gain or loss is recognized, nor is remeasurement of the Convertible Note required, on the amendment date. The Company has accounted for the Amendment in accordance with the relevant provisions of the aforementioned standards.

During the year ended December 31, 2025, the Company issued an aggregate of 5,651,591 (after the Share Combination: 188,387) ordinary shares in connection with the conversion of the Convertible Note, with the conversion price determined in accordance with the terms and conditions set forth above. Accordingly, the carrying value of the Convertible Note was derecognized to the extent of conversion, and ordinary share capital and additional paid-in capital were increased correspondingly.

In March 2026, the Company fully repaid the outstanding balance of the Convertible Note, including principal, accrued and unpaid interest and all other contractual obligations thereunder, with funds of US$651,716 advanced by the Chief Executive Officer on behalf of the Company. In connection with such repayment, the Company repurchased the 60,000 Pre-Delivery Shares (after giving effect to the Share Combination) previously issued to the investor for the contractual repurchase price of US$180. During the six months ended June 30, 2026, the Company recognized finance costs of US$47,052 in connection with the Convertible Note. As of June 30, 2026, the outstanding balance of the Convertible Note was nil.

F-18

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

8. ORDINARY SHARES

As of December 31, 2025, the Company’s total issued ordinary shares were 4,701,369 (after the Share Combination), and the Company had 4,641,369 (after the Share Combination) ordinary shares with no par value(the “Ordinary Shares”) outstanding.

In January 2026, the Company repurchased 1,152,667 ordinary shares (after the Share Combination; 34.58 million shares before) from certain existing shareholders for an aggregate purchase price of approximately US$7.0 million (US$0.203 per share before the Share Combination). In March 2026, the Company fully repaid the Convertible Note with funds advanced by a related party on behalf of the Company and, in connection therewith, repurchased 60,000 Pre-Delivery Shares for $180 pursuant to the Securities Purchase Agreement. All repurchased shares were accounted for as treasury stock under the cost method. The repurchased shares have been repurchased and not yet cancelled and are held as treasury stock. As of June 30, 2026, the Company held 1,212,667 treasury shares with an aggregate cost of US$7,019,920.

On April 22, 2026, the Company issued 709,740 ordinary shares to four consultants under the 2026 Equity Incentive Plan (see Note 9 — Share-Based Compensation).

For the aforementioned transactions, as of June 30, 2026, the Company’s total issued ordinary shares were 5,411,109, and the Company had 4,198,442 ordinary shares with no par value(the “Ordinary Shares”) outstanding.

F-19

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9. Share-Based Compensation

The Company accounts for share-based payments in accordance with ASC 718, as amended by ASU 2018-07, which extends the guidance to share-based transactions with non-employees. Awards are measured at grant-date fair value and recognized as expense when the related services are received.

2026 Equity Incentive Plan

In March 2026, the Board of Directors adopted the MKDWELL Tech Inc. 2026 Equity Incentive Plan (the “2026 Plan”), administered by the Compensation Committee of the Board. On April 22, 2026, the Company issued an aggregate of 709,740 shares of common stock to four consultants (177,435 shares each) under the 2026 Plan as the sole consideration for M&A advisory, business consulting, and internal control and corporate governance services. The shares were fully vested upon issuance and are not subject to cash compensation, performance conditions, forfeiture provisions, or repurchase rights. The grant date was determined to be April 22, 2026, being the date on which the Company and the consultants agreed on the terms of the awards. Accordingly, the Company recognized share-based compensation expense of $5,223,686 (709,740 shares times $7.36, the closing market price on the grant date) in full in general and administrative expenses during the six months ended June 30, 2026. The 709,740 shares were included in the weighted-average number of common shares outstanding used in computing basic and diluted earnings per share from the issuance date.

10. RESTRICTED NET ASSETS

A significant portion of the Company’s operations are conducted through its mainland China subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2025 and June 30, 2026, the aggregate restricted net assets included in the Company’s consolidated net assets, comprising the paid-in capital and additional paid-in capital of its subsidiaries, were nil.

F-20

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. TAXATION

British Virgin Islands (“BVI”)

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. Additionally, dividend payments are not subject to withholdings tax in the BVI.

Taiwan

MKD Taiwan, a subsidiary incorporated in Taiwan, is subject to a tax rate of 20% for entities under R.O.C. Income Tax Law.

Samoa

MKD Samoa was incorporated in Samoa and, under the current laws of Samoa, is not subject to tax on its income or capital gains. Additionally, dividend payments are not subject to withholdings tax in Samoa.

Mainland China

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Company’s subsidiary, MKD Jiaxing, was approved as HNTE and is entitled to a reduced income tax rate of 15% from 2021 to 2023. In December 2024, the HNTE certification was renewed, extending the reduced tax rate of 15% from 2024 to 2026. The Company’s subsidiary, MKD Shanghai have applicable EIT rate of 25%.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2026, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025 and 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of June 30, 2026, the tax years ended December 31, 2019 through 2025 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. As of June 30, 2026, the tax years ended December 31, 2019 through 2025 for the Group’s subsidiary in the Taiwan is generally subject to examination by the Taiwan tax authorities.

F-21

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. TAXATION-continued

Deferred income taxes are recognized for the tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss carry-forwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company assesses the realizability of deferred tax assets by evaluating whether it is more likely than not that some or all of the deferred tax assets will be realized. Based upon the weight of available evidence, including the Company’s history of operating losses, accumulated deficit and the expectation of continuing losses in the foreseeable future, the Company determined that it is more likely than not that its deferred tax assets will not be realized. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as of June 30, 2026 and December 31, 2025.

For the six months ended June 30, 2026 and 2025, the Company did not record any income tax expense as it continued to incur operating losses and no current income tax liability was expected.

12. RELATED PARTY TRANSACTIONS

(a)	Related parties

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Ming-Chia Huang	Chief Executive Officer, Chairman of the Board of Directors and shareholder of the Company
2	Ming-Chao Huang	Director and shareholder of the Company
3	Cetus Sponsor LLC	Shareholder of the Company since July 31, 2024
4	AWinner Limited	Shareholder of the Company since March 24, 2025 and Affiliates of Cetus Sponsor LLC
5	Ms. Ya-Hui	Spouse of Ming-Chia Huang
6	Lu Huang	Shareholder of the Company since July, 2025

F-22

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. RELATED PARTY TRANSACTIONS-continued

(b) Amounts from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of
		December 31,2025	June 30,2026
			(Unaudited)
Related parties	Nature
Cetus Sponsor LLC	Loan to a related party	$72,487	$72,605
AWinner Limited	Loan to a related party	875,000	875,000
Total		$947,487	$947,605

On March 13, 2025, Cetus Sponsor LLC, AWinner Limited, and MKD BVI entered into a debt transfer agreement, pursuant to which the debt of US$875,000 owed to MKD BVI by Cetus Sponsor LLC was transferred to and will be borne by AWinner Limited. Meanwhile, on March 13, 2025, AWinner Limited issued an interest-free promissory note with an amount of US$875,000 to MKD BVI, with the maturity date being December 31, 2026.

(c) Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of
		December 31,2025	June 30,2026
			(Unaudited)
Related parties	Nature
Ming-Chia Huang (1)	Loan from related parties	$1,354,052	$2,965,637
Cetus Sponsor LLC	Loan from related parties	39,000	39,000
AWinner Limited	Loan from related parties	737	737
Ming-Chao Huang (2)	Loan from related parties	504,182	669,672
Lu Huang(4)	Loan from related parties	154,816	159,457
Ming-Chia Huang	Expense paid on behalf the Company	9,311	-
Ming-Chao Huang	Expense paid on behalf the Company	4,651	-
Ms. Ya-Hui	Expense paid on behalf the Company	429	580
Total		$2,067,178	$3,835,083

F-23

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. RELATED PARTY TRANSACTIONS-continued

(c) Amounts due to related parties-continued

(1)	The Company continuously entered into certain loan arrangements with Ming-Chia Huang and obtained loans from him with annual interest rates ranging from 3.5% to 7.0%. During the six months ended June 30, 2026, the Company obtained additional loans from Ming-Chia Huang in the aggregate amount of approximately US$1,649,904, and repaid approximately US$38,319. The balance due to Ming-Chia Huang increased by approximately US$1,611,585, from US$1,354,052 as of December 31, 2025 to US$2,965,637 as of June 30, 2026.

(2)	The Company continuously entered into certain loan arrangements with Ming-Chao Huang and obtained loans from him with an annual interest rate of 6.0%. During the six months ended June 30, 2026, the Company obtained additional loans from Ming-Chao Huang in the aggregate amount of approximately US$206,216, and repaid approximately US$40,726. The balance due to Ming-Chao Huang increased by approximately US$165,490, from US$504,182 as of December 31, 2025 to US$669,672 as of June 30, 2026.

(d) Related party transactions

	For the six months ended June 30,
	2025	2026
	(Unaudited)
Interest expenses of loans from related parties
Ming-Chia Huang	$7,480	$36,096
Ming-Chao Huang	-	5,579
Lu Huang	-	2,976
Proceeds of loans from related parties
Ming-Chao Huang	(395,287)	(179,511)
Ming-Chia Huang	(678,000)	(976,831)
Debt to equity conversion
AWinner Limited	1,110,000	-
Ming-Chia Huang	823,100	-
Ms. Ya-Hui	550,000	-
Repay of loans from related parties
Ming-Chia Huang	-	38,319
Ming-Chao Huang	-	29,476
Repayment of the Convertible Note
Ming-Chia Huang	-	651,716
Repurchase of Pre-Delivery Shares of Convertible Note
Ming-Chia Huang	-	180

F-24

MKDWELL TECH INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13. SUBSEQUENT EVENTS

On July 17, 2026, the Company entered into a share purchase agreement (the “SPA”) to acquire 100% of the issued share capital of Landvision Inc. (“Landvision BVI”), a British Virgin Islands holding company that owns 100% of Landvision Technology Limited (“Landvision HK”), a Hong Kong-based developer and supplier of AI-enabled smart-home and IoT products. The consideration was satisfied entirely through the issuance of 30,000,000 new ordinary shares at an issue price of US$8.00 per share, representing aggregate consideration of US$240,000,000. The acquisition was completed in August 2026, and the consideration shares represent approximately 87.72% of the Company’s enlarged issued ordinary shares. Accordingly, the acquisition is not reflected in the accompanying financial statements as of June 30, 2026.

The Company will account for the acquisition in accordance with ASC 805, Business Combinations, using the acquisition method. Because the acquisition was completed subsequent to the balance sheet date, it constitutes a non-recognized subsequent event and is not reflected in the accompanying condensed consolidated financial statements as of and for the six months ended June 30, 2026. The Company is in the process of evaluating the financial effect of the acquisition and finalizing the purchase accounting.

F-25